FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  25 November 2008

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Ltd (NYSE and LSE: SIG)	Embargoed until 7.30 a.m. (EST)
Unaudited results for the 13 and 39 weeks to November 1, 2008	November 25, 2008

SIGNET REPORTS THIRD QUARTER RESULTS

Signet Jewelers Ltd (NYSE and LSE: SIG), the world's largest specialty retail jeweler, today announced its third quarter unaudited results for the 13 and 39 weeks to November 1, 2008. These results are prepared under US GAAP.

Group
In the 13 week period to November 1, 2008, Group total sales declined by 7.3% to $629.3 million (13 weeks to November 3, 2007: $678.7 million) and by 4.3% at constant exchange rates (see note 11). Same store sales decreased by 6.6%. Reflecting the broader retail and consumer environment net operating loss was $14.2 million (13 weeks to November 3, 2007: net operating income $10.1 million) and loss before income tax was $23.6 million (13 weeks to November 3, 2007: income before income tax $3.8 million). Net loss was $15.1 million (13 weeks to November 3, 2007: $2.5 million net income). Diluted loss per share was $0.18 (13 weeks to November 3, 2007: diluted earnings per share $0.03).

In the 39 week period, Group total sales decreased by 2.6% on a reported basis to $2,220.7 million (39 weeks to November 3, 2007: $2,280.5 million) and by 1.6% at constant exchange rates (see note 11). Same store sales were down by 4.3%. Net operating income was $69.2 million (39 weeks to November 3, 2007: $133.8 million) including items relating to the move in domicile of the Group of $10.5 million (2007/08: nil). Income before income tax declined to $47.1 million (39 weeks to November 3, 2007: $117.5 million). The average exchange rate for the period was £1/$1.92 (39 weeks to November 3, 2007: £1/$2.00). Net income was $30.3 million (39 weeks to November 3, 2007: $76.8 million). Diluted earnings per share were $0.35 (39 weeks to November 3, 2007: $0.90). Diluted earnings per share before the items relating to the move in domicile of the Group were $0.44 (see note 11).

United States
 (circa 75% of Group annual sales)
In the 13 week period to November 1, 2008, total sales decreased by 4.3% to $467.3 million (13 weeks to November 3, 2007: $488.2 million). Same store sales were down by 7.9%, with the last seven weeks of the quarter down by about 11% reflecting heightened consumer uncertainty. A net operating loss of $6.2 million was reported (13 weeks to November 3, 2007: net operating income $12.6 million) reflecting the impact of the same store sales decline.

In the 39 week period, total sales declined by 1.8% to $1,674.0 million (39 weeks to November 3, 2007: $1,705.1 million). Same store sales declined by 6.0%.
US
 net operating income was $90.7 million (39 weeks to November 3, 2007: $142.5 million). The operating margin was 5.4% (39 weeks to November 3, 2007: 8.4%). The net bad debt charge was 4.8% of total sales (39 weeks to November 3, 2007: 3.3%), with the increased rate somewhat offset by higher income earned on the receivables. As expected the merchandise gross margin rate was up by 80 basis points as a result of price increases which more than offset the rise in commodity costs and increased promotional activity. The division is on track to achieve a full year merchandise gross margin rate somewhat ahead of last year's level.

In a very challenging marketplace, the quality of execution in all areas of the business remained a priority and a tight control of costs and inventory continued to be maintained. In merchandising, a number of new exclusive ranges have been successfully tested and expanded. Advertising expenditure has been realigned with increased emphasis on the more successful brands and media. For Kay, there will be a similar level of expenditure on national television although the number of impressions will be down mid single digits during the holiday season. For Jared, there will be increased expenditure on national television, with the level of impressions similar to last year. In the year to date 40 stores have been refurbished and net new space growth during 2008/09 is expected to be about 4%, with Jared accounting for nearly all of the increase. In 2009/10, net space is expected to be little changed. Given the focus on the core business, nearer term initiatives, and the current volatility in the rough diamond market, it has been decided to discontinue the Group’s rough diamond sourcing capability.

United Kingdom
 (circa 25% of Group annual sales)
In the 13 week period, the
UK
 division's total sales were down by 15.0% on a reported basis to $162.0 million (13 weeks to November 3, 2007: $190.5 million) and by 4.4% at constant exchange rates (see note 11). Same store sales were down by 2.4%, with the last three weeks of the quarter down by some 8%. The net operating loss was $3.9 million (13 weeks to November 3, 2007: net operating income $1.7 million) reflecting lower same store sales.

In the 39 week period, total sales decreased by 5.0% on a reported basis to $546.7 million (39 weeks to November 3, 2007: $575.4 million) and by 1.0% at constant exchange rates (see note 11). Same store sales were up by 0.8%. Net operating income was $1.9 million (39 weeks to November 3, 2007: $4.3 million). The average US dollar exchange rate for the period was £1/$1.92 (39 weeks to November 3, 2007: £1/$2.00). Gross merchandise
margin was up 50 basis points on last year due to price changes
,
 which more than offset higher commodity costs, mix changes and more targeted promotional activity. The division remains on track to achieve a full year gross
merchandise margin rate similar to last year.

The division continues to benefit from a number of longer term initiatives to improve customer service. Merchandise ranges have been enhanced and an increased range of key volume lines have been developed for Christmas, taking advantage of the division's purchasing scale and supply chain expertise. A new television advertisement for H.Samuel in the fourth quarter has produced encouraging consumer test results. An increased emphasis on customer relationship marketing has replaced the television advertising test for Ernest Jones. This Christmas, 41 Ernest Jones stores will trade from the enhanced format that was successfully tested in 2007/08.

Group Central Costs, Financing Items and Taxation
In the 13 week period, Group central costs were broadly unchanged at $4.1 million (
13 weeks to November 3, 2007
: $4.2 million). In the 39 weeks, they were $23.4 million (39 weeks to November 3, 2007: $13.0 million), including $10.5 million of costs associated with the move of domicile. Net finance costs for the 13 weeks were $9.4 million (13 weeks to November 3, 2007: $6.3 million) and for the 39 weeks were $22.1 million (39 weeks to November 3, 2007: $16.3 million), the increase reflecting a higher level of net debt. The tax rate for the 39 weeks to November 1, 2008 was 35.7% (39 weeks to November 3, 2007: 34.6%).

Net Debt and Cash Flow
Net debt at November 1, 2008 was $577.8 million (November 3, 2007: $524.8 million). The seasonal increase in net debt in the 39 weeks to November 1, 2008 of $203.2 million was considerably below that of the corresponding period last year (39 weeks to November 3, 2007: $291.6 million).

Capital expenditure in 2008/09 is expected to be about $125.0 million (2007/08: $140.4 million) reflecting a lower level of store investment in the US partly offsetting increased spending on store refurbishments in the UK due to the roll-out of the new Ernest Jones store format. This level is about $15 million less than previously indicated. While plans for 2009/10 have not been finalized, Group capital expenditure is anticipated to be in the region of $65 million.

Cash outflow before the impact of exchange rate movements for 2008/09 is expected to be neutral to $40 million. In 2009/10 it is anticipated that the level of net debt will be reduced reflecting lower capital expenditure, a working capital inflow and reduced tax payments.

Comment
Terry Burman, Group Chief Executive, commented: "
While our third quarter results are disappointing, they reflect the broader retail and consumer environment.

We have a strong business which we continue to manage cautiously in the current very difficult trading conditions. We are focused on maximizing gross margin dollars, managing costs and inventory tightly, as well as maintaining a strong balance sheet.

As ever, the results for the year will depend on the very important
Holiday
 trading season, the vast majority of which is still ahead of us.
"

Enquiries:	Terry Burman, Group Chief Executive	+ 1 441 296 5872
	Walker Boyd, Group Finance Director	+ 1 441 296 5872

	John Dudzinsky, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,991 specialty retail jewelry stores at November 1, 2008; these included 1,431 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 560 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signetjewelers.com
. See also

www.kay.com
,

www.jared.com
,
www.hsamuel.co.uk
 and
www.ernestjones.co.uk
.

Investor Relations Program Details

There will be a conference call for all interested parties today at 9.00 a.m. EST (2.00 p.m. GMT and 6.00 a.m. Pacific Time) and a simultaneous audio webcast available at
www.signetjewelers.com
. T
o help ensure the conference call begins in a timely manner, could all participants please dial in five minutes prior to the scheduled start time.
The call details are:

US dial-in:	+1 718 354 1388
US 48hr replay:	+1 718 354 1112	Access code: 5540805#

European dial-in:	+44 (0) 20 7806 1957
European 48hr replay:	+44 (0) 20 7806 1970	Access code: 5540805#

Christmas Trading Statement
The Christmas Trading Statement is expected to be released on Thursday, January 8, 2009 and will be available at
www.signetjewelers.com
. There will be a conference call for all interested parties on that day at 9.00 a.m. EST (2.00 p.m. GMT and 6.00 a.m. Pacific Time) and a simultaneous audio webcast available at
www.signetjewelers.com
.

Telsey Advisory Group (TAG) Consumer Conference, Tuesday, January 27, 2009

Signet will be taking part in the TAG Consumer Conference on Tuesday, January 27, 2009 at the Westin New York. Present will be Terry Burman, Group Chief Executive and Walker Boyd, Group Finance Director.

Deutsche Bank's 11
th
 Annual Store Tour, January 28 to January 30, 2009

Signet will also be taking part in Deutsche Bank's 11
th
 Annual Store Tour on Thursday, January 29, 2009 in
Glasgow
,
UK
. Signet will be represented by Rob Anderson, Chief Executive of Signet's
UK
 division and Tim Jackson, Investor Relations Director.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Annual Report & Accounts of Signet Group plc furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 1, 2008 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Unaudited condensed consolidated income statements
for the 39 weeks ended November 1, 2008

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	November 1, 2008	November 3, 2007	November 1, 2008	November 3, 2007
	$m	$m	$m	$m	Notes

Sales	629.3	678.7	2,220.7	2,280.5	2
Cost of sales	(454.5)	(483.5)	(1,519.1)	(1,565.4)

Gross margin	174.8	195.2	701.6	715.1
Selling, general and administrative expenses	(217.3)	(211.0)	(719.4)	(660.6)
Other operating income, net	28.3	25.9	87.0	79.3

Operating (loss)/income	(14.2)	10.1	69.2	133.8	2
Interest income	0.6	0.7	3.1	4.7
Interest expense	(10.0)	(7.0)	(25.2)	(21.0)

(Loss)/income before income taxes	(23.6)	3.8	47.1	117.5
Income taxes	8.5	(1.3)	(16.8)	(40.7)	4

Net (loss)/income	(15.1)	2.5	30.3	76.8

(Loss)/ earnings per share - basic (restated)	$(0.18)	$0.03	$0.35	$0.90	5
- diluted (restated)	$(0.18)	$0.03	$0.35	$0.90	5

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated balance sheets
a
t November 1, 2008

	November 1, 2008	November 3, 2007	February 2, 2008
	$m	$m	$m	Notes

Assets

Current assets:
Cash and cash equivalents	35.5	42.8	41.7
Accounts receivable, net	718.6	693.9	848.2
Other receivables	25.8	31.7	40.5
Other current assets	44.4	61.8	38.8
Deferred tax assets	0.3	1.6	-	4
Inventories	1,552.7	1,664.4	1,453.6	7

Total current assets	2,377.3	2,496.2	2,422.8

Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $ 579.8 million, $ 628.6 million and $ 642.8 million, respectively	477.7	501.4	489.2
Goodwill	529.6	564.2	556.0
Other intangible assets, net	23.1	20.0	22.0
Other assets	41.4	34.3	34.8
Retirement benefit asset	-	8.0	-
Deferred tax assets	68.0	58.6	74.6	4

Total assets	3,517.1	3,682.7	3,599.4	2

Liabilities and Shareholders' equity:

Current liabilities:
Loans and overdrafts	233.3	187.6	36.3
Accounts payable	121.5	232.2	89.3
Accrued expenses and other current liabilities	235.3	233.7	268.2
Deferred revenue	103.6	101.6	125.3	8
Deferred tax liabilities	49.2	27.8	47.9	4
Income taxes payable	32.6	50.8	79.5

Total current liabilities	775.5	833.7	646.5

Non-current liabilities:
Long-term debt	380.0	380.0	380.0
Other liabilities	111.3	107.2	96.4
Deferred revenue	130.4	129.1	149.7	8
Retirement benefit obligation	2.8	-	5.6

Total liabilities	1,400.0	1,450.0	1,278.2

Commitments and contingencies (note 9)

Shareholders' equity:
Common stock of $0.18 par value: authorized 500 million shares, 85.3 million shares issued and outstanding (November 3, 2007: 0.9c par value, authorized 5,929.9 million shares, 1,705.4 million shares issued and outstanding; 2008: 0.9c par value, 1,705.5 million shares issued and outstanding)
	15.3	15.3	15.3
Deferred stock, £1 par value: authorized 50,000, issued and outstanding 50,000 shares	0.1	0.1	0.1
Additional paid-in capital	164.2	158.2	162.5
Other reserves	235.2	235.2	235.2
Retained earnings	1,841.3	1,794.2	1,918.4
Treasury stock - 0.1 million shares , 2.0 million shares and 1.7 million shares, respectively	(10.8)	(11.4)	(10.8)
Accumulated other comprehensive income	(128.2)	41.1	0.5

Total liabilities and shareholders' equity	3,517.1	3,682.7	3,599.4

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statements of cash flows
for the 39 weeks ended November 1, 2008

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	November 1, 2008	November 3, 2007	November 1, 2008	November 3, 2007
	$m	$m	$m	$m

Cash flows from operating activities :
Net (loss)/ income	(15.1)	2.5	30.3	76.8
Adjustments to reconcile net income to cash flows provided by operations:
Depreciation of property, plant and equipment	27.7	25.7	80.3	75.5
Amortization of other intangible assets	1.4	1.0	4.2	3.3
Pension expense/(credit)	0.3	(0.6)	0.8	(1.4)
Stock-based compensation expense	0.1	(0.2)	0.8	(1.4)
Deferred taxation	6.6	-	5.1	-
Other non-cash movements	1.4	(0.6)	(1.4)	(1.9)
Loss on disposal of property, plant and equipment	-	-	0.1	-

Changes in operating assets and liabilities:
Increase in inventories	(156.9)	(282.8)	(147.5)	(288.2)
Decrease in accounts receivable	43.1	28.9	129.1	98.6
Decrease/(increase) in other receivables	1.8	4.9	(5.2)	5.4
Increase in other current assets	(4.5)	(13.8)	(1.8)	(24.3)
Increase in accounts payable	55.8	145.4	43.0	114.0
Decrease in accrued expense and other liabilities	(7.4)	(20.6)	(52.4)	(70.0)
Decrease in income taxes payable	(28.1)	(13.6)	(44.2)	(49.5)

Net cash provided by operating activities	(73.8)	(123.8)	41.2	(63.1)

Investing activities:
Purchase of property, plant and equipment	(28.0)	(47.2)	(91.1)	(99.1)
Purchase of other intangible assets	(2.7)	(1.1)	(6.3)	(7.3)
Proceeds from sale of property, plant and equipment	-	-	1.0	-

Net cash flows used in investing activities	(30.7)	(48.3)	(96.4)	(106.4)

Financing activities :
Dividends paid	-	-	(107.4)	(107.6)
Proceeds from issue of stock	-	-	-	5.5
Purchase of own stock	-	-	-	(29.0)
Proceeds from short-term borrowings	116.0	159.1	199.7	181.1

Net cash flows used in financing activities	116.0	159.1	92.3	50.0

Cash and cash equivalents at beginning of period	66.9	51.8	41.7	152.3
Increase/(decrease) in cash and cash equivalents	11.5	(13.0)	37.1	(119.5)
Effect of exchange rate changes on cash and cash equivalents	(42.9)	4.0	(43.3)	10.0

Cash and cash equivalents at end of period	35.5	42.8	35.5	42.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of
shareholders' equity
For the 39 weeks ended November 1, 2008

	Common Stock at par value	Deferred Stock at par value	Additional paid in capital	Other reserves	Treasury stock	Retained earnings	Accumulated other comprehensive income/(loss)	Total shareholders ' equity
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at February 2, 2008	15.3	0.1	162.5	235.2	(10.8)	1,918.4	0.5	2,321.2
Net income	-	-	-	-	-	30.3	-	30.3
Foreign currency translation adjustments	-	-	-	-	-	-	(117.3)	(117.3)
Changes in fair value of derivative instruments, net	-	-	-	-	-	-	(13.1)	(13.1)
Actuarial gains and losses on pension plan, net	-	-	-	-	-	-	1.7	1.7
Dividends	-	-	-	-	-	(107.4)	-	(107.4)
Stock based compensation expense	-	-	1.7	-	-	-	-	1.7

Balance at November 1, 2008	15.3	0.1	164.2	235.2	(10.8)	1,841.3	(128.2)	2,117.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statements of comprehensive income for the 39 weeks ended November 1, 2008

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	November 1, 2008	November 3, 2007	November 1, 2008	November 3, 2007
	$m	$m	$m	$m

Net (loss)/income	(15.1)	2.5	30.3	76.8
Foreign currency translation	(117.3)	14.1	(117.3)	37.4
Changes in fair value of derivative instruments	(17.5)	7.5	(15.1)	2.7
Actuarial loss	0.5	0.7	1.5	2.0
Prior service cost	0.3	-	0.9	-
Deferred tax on items recognized in equity	4.6	(0.7)	1.4	0.9

Comprehensive (loss)/income	(144.5)	24.1	(98.3)	119.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the condensed consolidated financial statements (unaudited)
for the 39 weeks ended November 1, 2008

 1. Principal accounting policies and basis of preparation

Signet Jewelers Limited (the "Company") and its subsidiary undertakings (collectively, the "Group") is a leading retailer of jewelry, watches and associated services. The Group manages its business as two geographical segments, being the
United Kingdom
 (the "
UK
") and the
United States of America
 (the "
US
"). The
US
 segment operates retail stores under brands including Kay Jewelers, Jared the Galleria of Jewelry and various regional brands while the
UK
 segment's retail stores op
erate under brands including H.
Samuel and Ernest Jones.

On September 11, 2008 the Company, which is domiciled in
Bermuda
, was introduced as parent company of the Group in accordance with a Scheme of Arrangement. Signet Group plc, the previous parent company, became a wholly and directly owned subsidiary of the Company. As part of the implementation of the Scheme, the Company's shares were consolidated via a one for 20 share consolidation. The Company also changed its primary listing from the London Stock Exchange ("LSE") to the New York Stock Exchange, retaining a secondary listing on the LSE. In conjunction with the change in primary listing the Group has changed from reporting under IFRS to US GAAP and all prior period information has been restated.

These quarterly financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Group's Annual Report on Form 20-F for the year ended February 2, 2008 and the accounting policies set out in the 'Prospectus for Signet Jewelers' which can be found on the Group's website.

These quarterly financial statements of the Group are unaudited. They have been prepared in accordance with accounting principles generally accepted in the
United States of America
 ("US GAAP").
Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted from these quarterly financial statements. However, these quarterly financial statements include all adjustments that are, in the opinion of management, necessary to fairly state the results of the quarterly periods.

Use of estimates in quarterly financial statements

The preparation of quarterly financial statements, in conformity with US GAAP for quarterly reporting, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated quarterly financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to valuation of intangible assets, valuation of inventory, depreciation, valuation of employee benefits, income taxes and contingencies.

Seasonality

The Group's business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and net income.

Accounting pronouncements adopted during the period

Statement of Financial Accounting Standard ("SFAS") No. 159
On February 15, 2007 the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The Group adopted SFAS 159 on February 3, 2008. The Group has elected, however, not to use the fair value option for any of its existing financial assets and liabilities and, consequently, adoption had no impact.

SFAS No. 157
In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which provides a single definition of fair value, establishes a framework for the measurement of fair value and expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and for quarterly periods within those fiscal years. In November 2007, the FASB agreed to defer the effective date of Statement 157 for all non financial assets and liabilities by one year. The Group adopted the effective provisions of SFAS 157 as of February 3, 2008. There was no impact to the condensed consolidated quarterly financial statements upon adoption.

New accounting pronouncements to be adopted in future periods

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements, separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years and quarterly periods beginning after December 15, 2008. Currently, the Group does not have any non-controlling interests in its subsidiaries.

SFAS No. 141(R)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non-controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008.

SFAS No. 161

In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), which amends FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The Statement requires companies with derivative instruments to disclose information that should enable financial statements users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit risk related contingent features in derivative agreements, counterparty credit risk and a company's strategies and objectives for using derivative instruments. SFAS 161 expands the current disclosure framework in Statement 133 and is effective prospectively for periods beginning on or after November 15, 2008.

2. Segmental information
The Group's sales are derived from the retailing of jewelry, watches and associated services. The Group is managed as two geographical operating segments, being the
US
 and
UK
 divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within guidelines set by the Group Board.
The performance of each segment is regularly evaluated based on sales and operating income.
 The operating segments do not include income taxes or certain Group costs, and there are no material transactions between the operating segments.
The accounting policies of the segments are the same as those used by the Group to report under US GAAP.

	13 weeks ended November 1, 2008	13 weeks ended November 3, 2007	39 weeks ended November 1, 2008	39 weeks ended November 3, 2007
	$m	$m	$m	$m

Sales:
US	467.3	488.2	1,674.0	1,705.1
UK	162.0	190.5	546.7	575.4

Consolidated total	629.3	678.7	2,220.7	2,280.5

Operating (loss)/income:
US	(6.2)	12.6	90.7	142.5
UK	(3.9)	1.7	1.9	4.3
Unallocated (1)	(4.1)	(4.2)	(23.4)	(13.0)

Consolidated total	(14.2)	10.1	69.2	133.8

	November 1, 2008	November 3, 2007	February 2, 2008
	$m	$m	$m

Total assets:
US	2,658.1	2,709.0	2,737.3
UK	617.2	740.8	632.9
Unallocated (1)	241.8	232.9	229.2

Consolidated total	3,517.1	3,682.7	3,599.4

(1)

Unallocated principally relates to Group costs and assets and in the 39 weeks ended November 1, 2008 includes $10.5m of costs relating to the move in listing.

3. Exchange rates

The exchange rates used for the translation of
UK
 pound sterling transactions and balances in these
quarterly
 statements are as follows:

	November 1, 2008	November 3, 2007	February 2, 2008

Income statement (average rate)	1.92	2.00	2.00
Balance sheet (closing rate)	1.62	2.08	1.97

4. Taxation

As reported in the Group's Annual Report on Form 20-F for the year ended February 2, 2008, on February 4, 2007 the Group adopted FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement no. 109" ("FIN 48"). The provisions of FIN 48 were applied to all tax positions on adoption of this interpretation. There was no cumulative effect adjustment to the opening balance of retained earnings arising as a result of the adoption of FIN 48 and no adjustments were made to other components of shareholders' equity in the balance sheet.

The Group has business activity in all states within the
US
 and files income tax returns for the
US
 federal jurisdiction and all applicable states. The Group also files income tax returns in the
UK
 and certain other foreign jurisdictions. The Group is subject to US federal and state examinations by tax authorities for tax years after November 2, 2002 and is subject to examination by the
UK
 tax authority for tax years after 31 January 2004.

The total amount of unrecognized tax benefits in respect of uncertain tax positions as of February 2, 2008 was $
23.0
 million, all of which would favorably affect the effective tax rate if resolved in the Group's favor. These unrecognized tax benefits relate to financing arrangements and intra-group charges which are subject to different and changing interpretations of tax law. There has been no material change in the amount of unrecognized tax benefits in respect of uncertain tax positions during the 39 weeks ended November 1, 2008.

Over the next twelve months management believes that it is reasonably possible that there could be a reduction of substantially all of the unrecognized tax benefits as of February 2, 2008, due to settlement of the uncertain tax positions with the tax authorities.

The Group recognizes accrued interest and penalties related to unrecognized tax benefits within income tax expense. As of February 2, 2008 the Group had accrued interest and penalties of $
3.8
million.

5. Earnings per share

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	November 1, 2008	November 3, 2007 (restated)	November 1, 2008	November 3, 2007 (restated)

Net (loss)/income ($ million)	(15.1)	2.5	30.3	76.8

Basic weighted average number of shares in issue (million)	85.2	85.2	85.2	85.2
Dilutive effect of share options (million)	0.3	0.2	0.3	0.3

Diluted weighted average number of shares in issue (million)	85.5	85.4	85.5	85.5

(Loss)/ earnings per share - basic	$(0.18)	$0.03	$0.35	$0.90
(Loss)/ earnings per share - diluted	$(0.18)	$0.03	$0.35	$0.90

Earnings per share for the comparative periods have been restated for the 1 for 20 share consolidation undertaken as part of the move of the primary listing of the parent company's shares, effective September 11, 2008.

The basic weighted average number of shares excludes shares held by the ESOT as such shares are not considered outstanding and do not qualify for dividends. The effect of this is to reduce the average number of shares in the 13 and 39 week periods ended November 1, 2008 by
83,130
 (13 week period ended November 3, 2007 (restated):
101,066; 39 week period ended November 3, 2007 (restated): 112,289
). The calculation of fully diluted EPS for the 13 and 39 week periods ended November 1, 2008 excludes options to purchase
3,364,134 and 3,107,698 shares respectively (
13 week period ended November 3, 2007 (restated)
: 1,977,786 share options; 39 week period ended November 3, 2007 (restated): 1,557,614 share options) on the basis that their effect on EPS was anti-dilutive.

6. Dividends

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	November 1, 2008	November 3, 2007	November 1, 2008	November 3, 2007
	$m	$m	$m	$m

Final dividend paid of 6.317c per share	-	-	107.4	107.6

7. Inventories

	November 1, 2008	November 3, 2007	February 2, 2008
	$m	$m	$m

Raw materials	32.9	30.5	16.7
Finished goods	1,519.8	1,633.9	1,436.9

Total inventory	1,552.7	1,664.4	1,453.6

8. Warranty deferred revenue

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	November 1, 2008	November 3, 2007	November 1, 2008	November 3, 2007
	$m	$m	$m	$m

Deferred revenue, beginning of period	242.0	235.1	246.6	232.7
Warranties sold	26.4	27.6	97.7	101.9
Revenues recognized	(37.0)	(35.5)	(112.9)	(107.4)

Deferred revenue, end of period	231.4	227.2	231.4	227.2

Total deferred revenue includes both income under extended service warranty agreements and income from voucher promotions.

9. Commitments and contingencies

Litigation
The Group is not party to any legal proceedings considered to be material to the financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc, a subsidiary of Signet Jewelers Limited, in the
New York
 federal court. The lawsuit alleges that
US
 store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

10. Stock options

The Group recorded share-based compensation expense of $0.8

million and credit of $
1.4
 million for the thirty-nine weeks ended November 1, 2008 and November 3, 2007, of which $
2.1
million credit and $3.3 million credit related to the change in fair value during the period of awards with an inflation condition accounted for as liability awards under SFAS No. 123(R) "Share-Based Payment".

11. Impact of constant exchange rates and re-listing costs
The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this a useful measure for analyzing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group's GAAP results, is analyzed below.

	13 weeks ended November 1, 2008	13 weeks ended November 3, 2007	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales by origin and destination
UK , Channel Islands & Republic of Ireland	162.0	190.5	-15.0%	(21.1)	169.4	-4.4%
US	467.3	488.2	-4.3%	-	488.2	-4.3%
	629.3	678.7	-7.3%	(21.1)	657.6	-4.3%

	39 weeks ended November 1, 2008	39 weeks ended November 3, 2007	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales by origin and destination
UK , Channel Islands & Republic of Ireland	546.7	575.4	-5.0%	(23.0)	552.4	-1.0%
US	1,674.0	1,705.1	-1.8%	-	1,705.1	-1.8%
	2,220.7	2,280.5	-2.6%	(23.0)	2,257.5	-1.6%

The underlying performance of the business excluding the impact of the costs of moving listing is detailed below.

39 weeks ended November 1, 2008	As reported	Excluding re-listing costs
	$m	$m

Income before income taxes	47.1	57.6

Tax rate	35.7%	34.4%

Tax charge	(16.8)	(19.8)

Net income	30.3	37.8

Weighted average number of shares in issue (million)	85.5	85.5

Diluted earnings per share	$0.35	$0.44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 25th November 2008